TowerBrook Financial, L.P.
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	464,006
Receivable from affiliate, net		618,802
Prepaid expenses and other assets		31,840
Furniture		8,065
Less: Accumulated depreciation		(4,993)
Net fixed assets		3,072
Total assets	$	1,117,720
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	231,650
Total liabilities		231,650
Commitments and contingencies (Note 5)		
Partners' capital		886,070
Total liabilities & partners' capital	$	1,117,720

The accompanying notes are an integral part of this statement of financial condition.